EXHIBIT 99.1

Fury Reviews 2025 Achievements and Outlines 2026 Exploration Priorities

Continues winter drilling program at Eau Claire

TORONTO, Jan. 08, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide a review of 2025 corporate and technical achievements, including exploration drilling across four gold properties (Éléonore South, Sakami, Committee Bay and Eau Claire), meaningful portfolio expansion in Québec via the acquisition of 100% of Quebec Precious Metals (“QPM”), advancement of the Eau Claire gold project (Eau Claire) through the publication of a preliminary economic assessment (“PEA”), completion of a C$18 million upsized brokered financing and the publication of an initial mineral resource estimate (“MRE”) at the Sakami gold project (Sakami) in Quebec.

2025 Achievements

Technical de-risking and value creation

  The Eau Claire gold deposit (Québec) demonstrated a base-case after-tax NPV5% of C$554 million and after-tax IRR of 41% at a $2,400/ounce gold price. Over a 11-year mine life, Eau Claire showed total gold recovered of 834,000 ounces at a life-of-mine all in sustaining cost of $1,140/ounce, and an estimated initial capex of C$217 million, demonstrating a highly capital efficient project.
  The MRE for the Sakami gold project was published in December 2025, after launching the Company’s inaugural drill campaign in June 2025, completing 2,778 metres (“m”) during the year. Fury reported an initial inferred mineral resource estimate of 23.9 million tonnes grading 1.07 grams per tonne gold for 825,000 ounces, with all ounces projected to be in-pit within 400m of surface.

Portfolio expansion and strategic support

  The April 2025 acquisition of QPM added several prospective gold and critical minerals exploration assets in Québec—including Sakami, Elmer East and Kipawa—expanding Fury’s Québec exploration portfolio to over 157,000 hectares. Fury is the largest gold focussed explorer in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. In 2025, the Company drilled over 18,000m across the entire Fury portfolio with approximately 15,200m drilled in Quebec.

Funding and capital markets execution and strategic support

  Fury closed an C$18.0 million brokered flow-through financing to advance exploration and development work at Committee Bay and Eau Claire in 2025/2026, strengthening the Company’s balance sheet. The Company’s capital resources are greatly enhanced by its ownership of 11.3 million shares in Dolly Varden Silver.
  The Company also secured an additional equity investment from Agnico Eagle Mines Limited via a C$4.3 million private placement.

“We are excited to begin 2026 after completing a strong base of technical work at Committee Bay, Eau Claire and Sakami. This critical work will support us as we advance drilling at Eau Claire, with a goal of de-risking the project and moving towards development stage,” commented Tim Clark, CEO of Fury Gold Mines. “These technical milestones were made possible by our strong balance sheet and shareholders that understand our vision of becoming a mid-tier gold producer. We look forward to continuing this momentum as we execute our 2026 drill programs.”

2026 Outlook

Fury commenced winter drilling at Eau Claire announcing a 10,000m program in October 2025, which focuses on expanding mineral resources along high-grade shoots (highlighted in the PEA mineable portion of the mineral resource); connecting the current mineral resource outside of the PEA mineable portion to bring more of the existing gold ounces into a future development scenario; and identifying additional mineral resource growth opportunities. Approximately, 6,600m have been drilled to date and the Company anticipates completing between 12,000m and 13,000m prior to the completion of the program at the end of February. Fury is also assessing its environmental, permitting and sustainability needs as part of the next step in moving Eau Claire towards development.

In addition, 2026 exploration planning is being finalized for the Committee Bay gold project in Nunavut, which would include an up to 5,000m drill program to further test the high-grade mineralization at the Three Bluffs deposit and drill test advanced regional targets.

Qualified Person

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds 11.3 million common shares of Dolly Varden Silver Corp (12.9% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community and First Nations engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future exploration and feasibility work will result in commercially viable mineral deposits.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.